UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-13647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma 74135

REQUIRED INFORMATION

The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

1.     An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2008 and 2007.

2.     An audited statement of changes in net assets available for benefits for the fiscal year ended December 31, 2008.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — HOGANTAYLOR LLP	4
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7 - 13

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008:
Schedule H Line 4i — Schedule of Assets (Held at End of Year)	14
SIGNATURES	15
INDEX TO EXHIBITS	16

NOTE:

The accompanying financial statements have been prepared for the purpose of filing with the United States Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.

Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. Tullius Taylor Sartain & Sartain LLP audited the financial statements of the Plan for the year ended December 31, 2007 and merged with Hogan & Slovacek P.C. to form HoganTaylor LLP effective January 7, 2009.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for  benefits for the year ended  December 31, 2008 in conformity  with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HOGANTAYLOR LLP

Tulsa, Oklahoma

June 24, 2009

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:

CASH	$356,364	$701,082

INVESTMENTS, at fair value	71,756,091	109,134,605

RECEIVABLES:
Accrued investment income	57,992	74,875
Due from brokers for securities sold	14	57,040

Total receivables	58,006	131,915

TOTAL ASSETS	72,170,461	109,967,602

LIABILITIES:
Due to brokers for securities purchased	-	705,319

NET ASSETS AVAILABLE FOR BENEFITS	$72,170,461	$109,262,283

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(34,814,328)
Interest and dividends income	2,112,813

Total investment loss	(32,701,515)

CONTRIBUTIONS:
Participants	7,466,536
Employers	845,967
Rollovers	170,313

Total contributions	8,482,816

DEDUCTIONS FROM NET ASSETS:
Distribution to participants	12,691,985
Administrative expenses	181,138

Total deductions	12,873,123

NET DECREASE	(37,091,822)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	109,262,283

End of year	$72,170,461

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”). All employees of the Companies (except for employees of foreign subsidiaries, nonresident alien employees, and members of any collective bargaining units) who have attained the age of 18 or older are generally eligible to participate in the Plan. A Plan participant can immediately begin to contribute to the Plan; however, a participant does not become eligible to receive the Employers' matching contributions until completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions. The terms used herein are as defined in the Plan document.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Participant Contributions - Participants may make pre-tax contributions and after-tax Roth elective contributions through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,000 for 2008. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $15,500 for 2008. Participants may direct the investment of all contributions in one or more investment funds.

Employers’Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. In 2007, the Employers generally matched participants’ contributions up to 6% of the participants’ eligible compensation in cash. Effective February 17, 2008, the Employers match was suspended; however, this matching contribution was reinstated at a reduced rate of up to 2% of the participants’ eligible compensation effective January 1, 2009.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings and expenses based on units of participation, as defined in the Plan document. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant’s account.

Vesting – Participants are fully vested immediately in their voluntary contributions to their accounts plus actual earnings thereon. Beginning January 1, 2003, as part of the implementation of a “safe harbor contribution,” participants immediately vest in 100% of the Employers’ contributions made after January 1, 2003. The Employers' contributions to participant accounts contributed prior to January 1, 2003, vest at a rate of 20% for each completed year of service. Effective February 17, 2008, the Employers match was suspended; however, it was later reinstated at 2% of the participants’ eligible compensation (less than the required 3% of the participants’ eligible compensation, to be a safe harbor plan) and, thus, the Plan is no longer a “safe harbor plan”. Even though no longer a “safe harbor plan”, the participants immediately vest in 100% of the Employers’ contributions.

Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts (excluding earnings and Roth contributions) for purposes that qualify as hardships under Section 401(k) of the Code. Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

Participants may request an in-service withdrawal of any or all vested account balances (excluding Roth contributions) upon reaching 65 years of age, any or all of the Employers' discretionary contributions (excluding safe harbor contributions) after participating in the Plan for five years and any or all of a rollover contribution at any time.

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate. Loans are repaid ratable through payroll deductions over a term not exceeding five years, or 15 years for loans used for the purchase of a primary residence. Participants may not have more than one loan outstanding at any given time.

Upon termination of service, a participant is entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account (“IRA”) or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached. If a participant with a balance less than $5,000, but more than $1,000, fails to elect to either take the funds in cash or to roll over the funds to another plan, the balance is rolled over to an IRA for the benefit of the participant. If the balance is less than $1,000, and the participant fails to make an election, the balance is paid in cash to the participant.

Benefits are recorded when paid. As of December 31, 2008, there were no distributions that had been requested but not paid.

Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers’ matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan’s administrative expenses. At December 31, 2008 and 2007, $4,596 and $20,843, respectively, of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) and DTG’s common stocks are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are stated at amortized loan amounts. Loan balances determined uncollectible are ultimately charged back to the individual participants as deemed distributions, which historically have not been significant and approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

See footnote 2 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Investment Options - Based on the various investment fund prospectuses, participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages among several diversified investment options offered through Bank of Oklahoma. Effective February 1, 2006, the Dollar Thrifty Automotive Group, Inc. Stock Fund was no longer offered as an investment option under the Plan for future contributions or transfers.

Plan Administration Costs - Plan administration costs are borne by the Plan and are allocated to participants’ accounts. In 2008, the Plan paid $181,138 in administrative expenses, with $26,071 from unallocated forfeitures.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

New Accounting Pronouncements - On January 1, 2008, the Plan adopted FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 was effective upon issuance and applies to periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of FAS 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the net assets available of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. DTG is currently evaluating the impact FSP FAS 157-4 will have on the Plan’s financial statements.

2.	INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the Plan’s net assets:

		December 31, 2008		December 31, 2007

		Units, Shares or Principal Amount	Fair Value	Units, Shares or Principal Amount	Fair Value

	Vanguard Prime Money Market Institutional Fund	18,869,480	$18,869,480	12,884,065	$12,884,065
	Vanguard Institutional Index Fund	119,805	9,888,681	131,860	17,687,712
	Dodge & Cox Balanced Fund	144,401	7,402,012	165,354	13,393,699
	Dodge & Cox Stock Fund	90,692	6,744,768	104,300	14,420,470
	T. Rowe Price New Horizons Fund	322,273	5,733,245	356,331	10,871,669
*	Participant loans	5,442,034	5,442,034	5,627,840	5,627,840
	American Funds EuroPacific Growth Fund	186,422	5,210,494	218,100	11,094,738
	Vanguard Total Bond Market Index	421,156	4,287,371	***	***
	T. Rowe Price Growth Stock	**	**	192,083	6,465,522
	Western Asset Core Plus Bond	**	**	539,356	5,496,039

*	Party-in-interest to the Plan
**	Did not represent 5% or more of the Plan's net assets at the date indicated
***	New investments for 2008, no value for 2007

During the year ended December 31, 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:

Year Ended December 31, 2008

Registered investment companies	$(30,574,882)
DTG common stock	(4,239,446)

Net depreciation in fair value of investments	$(34,814,328)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2008:

	Total Fair	Fair Value Measurements at December 31, 2008 Using:
Description	Value as of December 31, 2008	Level 1	Level 2	Level 3
Mutual Funds	$66,117,532	$66,117,532	$-	$-
DTG common stock	196,525	196,525	-	-
Participant loans	5,442,034	-	-	5,442,034

	$71,756,091	$66,314,057	$-	$5,442,034

The following table presents a reconciliation of Level 3 assets measured at fair value for the period January 1, 2008 to December 31, 2008:

Level 3 Assets Year Ended December 31, 2008

Beginning balance as of January 1, 2008	$5,627,840
Principal repayments	(2,198,571)
New loans	2,574,900
Distributed loans	(562,135)

Ending balance as of December 31, 2008	$5,442,034

3.	TAX STATUS

The Plan obtained its latest determination letter on February 20, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

4.	PLAN TERMINATION

The Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of full or partial Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law. The Employers have not expressed any intent to do so.

5.	PLAN AMENDMENTS

Effective February 1, 2006, the Dollar Thrifty Automotive Group, Inc. Stock Fund was no longer available as an investment option under the Plan. In conjunction with this amendment, effective January 1, 2006, employer contributions are made 100% in cash rather than 50% in cash and 50% in DTG’s common stock.

Effective January 1, 2008, the age of eligibility for participation in the Plan was reduced from 21 years of age to 18 years of age.

Effective February 17, 2008, the Plan was amended to suspend the Employers’ match indefinitely. This was communicated to participants on the same day. In that communication, the Companies indicated that a restoration plan was being submitted to the board of directors of DTG whereby the Employers match can be fully restored if certain annual earnings targets for 2008 are achieved. The restoration plan was approved by the board of directors; however, no restoration was achieved.

6.	RELATED PARTY TRANSACTIONS

The Companies as the Plan Sponsor, the Plan Administrator, and Bank of Oklahoma are considered to be parties-in-interest. Approximately, $80,600 of Plan expenses were paid by the Companies for the year ended December 31, 2008. Certain administrative functions are performed by officers and employees of the Companies.

DTG is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in DTG common stock qualify as permitted party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 180,298 and 201,227 shares, respectively, of common stock of DTG with a fair value of $196,525 and $4,765,055, respectively.

Certain Plan investments are units of a cash and cash equivalents fund managed by Bank of Oklahoma, N.A., the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2008, the Plan paid fees totaling $181,138 to Bank of Oklahoma, N.A. for trustee and recordkeeping services.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 73-1356520
PLAN: 002
AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value

*	Bank of Oklahoma, N.A.	American Performance Cash Management Fund, 8,719 units		$8,719
	Vanguard Group	Vanguard Prime Money Market Institutional Fund, 18,869,480 units		18,869,480
	Vanguard Group	Vanguard Institutional Index Fund, 119,805 units		9,888,681
	Vanguard Group	Vanguard Total Bond Market Index, 421,156 units		4,287,371
	Vanguard Group	Vanguard Target Retirement 2020 Fund, 22,437 units		371,775
	Vanguard Group	Vanguard Target Retirement 2010 Fund, 21,048 units		370,647
	Vanguard Group	Vanguard Target Retirement 2015 Fund, 36,376 units		347,393
	Vanguard Group	Vanguard Target Retirement 2030 Fund, 12,733 units		197,876
	Vanguard Group	Vanguard Target Retirement 2035 Fund, 21,241 units		196,483
	Vanguard Group	Vanguard Target Retirement 2045 Fund, 20,425 units		195,470
	Vanguard Group	Vanguard Target Retirement 2025 Fund, 20,557 units		190,564
	Vanguard Group	Vanguard Target Retirement 2050 Fund, 7,276 units		110,447
	Vanguard Group	Vanguard Target Retirement 2040 Fund, 7,087 units		107,225
	Vanguard Group	Vanguard Target Retirement 2005 Fund, 6,913 units		66,990
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 322,273 units		5,733,245
	T. Rowe Price Investment Services, Inc.	T. Rowe Price Growth Stock, 179,702 units		3,457,468
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund, 186,422 units		5,210,494
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund, 180,298 shares		196,525
	Dodge & Cox	Dodge & Cox Balanced Fund, 144,401 units		7,402,012
	Dodge & Cox	Dodge & Cox Stock Fund, 90,692 units		6,744,768
	AMR Investment Services	American Beacon Small Cap Value Fund, 200,546 units		2,360,424
*	Participant loans	Various maturity dates through September 2022 with rates ranging from 3.6% to 9.1%		5,442,034

Total investments				$71,756,091

  *     Issuer is a party-in-interest to the Plan
(1)  Column (d) cost information is not presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee, as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

By: 401(k) Administrative Committee, as Plan

Administrator

Date: June 24, 2009	By: /s/ MICHAEL H. MCMAHON
Michael H. McMahon
Committee Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

23.40	Consent of HoganTaylor LLP regarding Registration Statement on Form S-8, Registration No. 333-89189